SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 14A
                                 (Rule 14A-101)


                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant  [ ]


Filed by a Party other than the Registrant  [x]



Check the appropriate box:


[ ] Preliminary Proxy Statement
[ ] Definitive Proxy Statement                [ ] Confidential, for Use of the
[ ] Definitive Additional Materials               Commission Only (as permitted)
[x] Soliciting Material Pursuant to               by Rule 14a-6(e)(2)
    Rule 14a-11(c) or Rule 14a-12


                               JUNO LIGHTING, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                        Lens Investment Management, LLC
                           Ram Trust Services, Inc.
                               Robert B. Holmes
                               John B. Goodrich
                                  Nell Minow
                               Robert A.G. Monks
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of filing fee (Check the appropriate box):


[x] No Fee Required.


[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

    (1) Title of each class of securities to which transaction applies: Common Stock, $.01 par value, of Juno Lighting, Inc.
        ------------------------------------------------------------------------
    (2) Aggregate number of securities to which transaction applies: Not applicable.
        ------------------------------------------------------------------------
    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Not applicable.
        ------------------------------------------------------------------------
    (4) Proposed maximum aggregate value of transaction:  Not applicable.
        ------------------------------------------------------------------------
    (5) Total Fee Paid:  Not applicable.
        ------------------------------------------------------------------------


[ ] Fee paid previously with preliminary materials:


[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1) Amount Previously Paid:  Not applicable.
        ------------------------------------------------------------------------
    (2) Form, Schedule or Registration Statement No.:  Not applicable.
        ------------------------------------------------------------------------
    (3) Filing Party:  Not applicable.
        ------------------------------------------------------------------------
    (4) Date Filed:  Not applicable.
        ------------------------------------------------------------------------

                                                              March 17, 1999

                                      LENS

                           JUNO LIGHTING, INC. (JUNO)

                             (LAST REVISED 03/04/99)

LENS' COMMENTS

PROXY CONTEST AT JUNO LIGHTING


LENS principals Robert Monks and Nell Minow have announced that they will run for the board of Juno Lighting at this year's annual meeting. LENS has also submitted a shareholder proposal to be voted on at the meeting. If it receives a majority vote, it will amend the company's by-laws so that no more than one inside director can serve on the board. Currently, the board is made up of the CEO, a company employee, the company's lawyer, the company's investment banker, and one outside director. Our preliminary proxy filing is available online, or you can call or send us an email to receive a copy in writing. Once the company has issued its proxy materials so that we know the record date, annual meeting date, and the company's candidates for the board, we will prepare a final version to send out with proxy cards. Keep checking this page for updates, and call, write, or email with any questions, comments, or suggestions.


PREVIOUSLY WE WROTE:

On September 18, 1998, LENS submitted a 13(d) filing to the Securities and Exchange Commission, disclosing that it had increased its holdings in Juno to more than five percent.


As noted in the filing, LENS believes that the company produces superior products with superior operational efficiency. "The stock price does not reflect Juno's value because the management runs it like a private company," said LENS principal Nell Minow. "There are three obstacles to shareholder value that management has failed to address, and those are the areas where we expect to see change." Those are:

(1) Capital allocation and structure. As of May 31, 1998, Juno had over $90 million in low-yielding cash and marketable securities, representing 24% of the common stock and 46% of the company's assets. LENS intends to press for better use of this capital, possibly an acceleration of investment into the business, a strategic acquisition, or a stock buy-back.

(2) Corporate governance. The board currently consists of the CEO, a corporate employee, the company's lawyer, the company's investment banker, and one independent outsider. The board has failed to meet its promise to add two new independent outside directors by June 30, 1998 and has failed to provide evidence that even now a good faith search for these directors is underway.

(3) Succession planning. The board has provided no evidence of succession planning, despite the fact that there are not apparent candidates to succeed the founder/CEO








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
                       LENS LETTER TO JUNO LIGHTING, INC.

September 25, 1998

Mr. Robert S. Fremont
Juno Lighting Inc.
1300 South Wolf Road
Des Plaines, IL 60017-5065

Dear Mr. Fremont,

I appreciate your recent effort to keep me up to date on the status of your search for new directors, and I look forward to hearing from you once you have had a chance to begin interviewing potential candidates. I had a very good talk with Madeleine Condit of Korn/Ferry. I told her that I believe Juno needs directors who are genuinely independent outsiders, who have a good knowledge of finance, and who are willing to demonstrate their commitment to the company and to shareholder value by making a substantial investment in the stock. And I told her that I expect the outside directors to play a role in selecting the new directors.

I hope that this has become a more important priority for you since you made the comment in Crain's, and that you have made the other two issues a top priority as well. I'd appreciate an update on all three by October 14.

Please let me know as soon as possible when I or one of my colleagues at LENS can meet with your board to discuss these issues as well as the ones outlined in my letter of April 13. I look forward to it

Sincerely,

Nell Minow

Cc:George Ball
Julius Lewis
Allan Coleman
Thomas W. Tomsovic

[THE FOLLOWING SHAREHOLDER RESOLUTION AND SUPPORTING STATEMENT, DATED NOVEMBER 17, 1998, DOES NOT CONTAIN THE FORM OF PROPOSAL SET FORTH IN THE LENS GROUP'S PRELIMINARY PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 3, 1999 (THE "INDEPENDANT DIRECTOR BY-LAW PROPOSAL"). THE INDEPENDANT DIRECTOR BY-LAW PROPOSAL IS REPRINTED IMMEDIATELY FOLLOWING THE PROPOSED SHAREHOLDER RESOLUTION AND SUPPORTING STATEMENT SET FORTH BELOW.]



LENS SHAREHOLDER RESOLUTION FOR JUNO LIGHTING - 11/17/98


                               JUNO LIGHTING, INC.

                             SHAREHOLDER RESOLUTION


            WHEREAS, a majority of the directors of Juno Lighting, Inc. (the "Company") are officers of the Company or receive income from the Company other than for their service as directors;


            WHEREAS, the Company's shareholders believe that the lack of independent directors has resulted, and will continue to result, in corporate decisionmaking that is not in the best interests of the Company's shareholders; and


            WHEREAS, the Company's shareholders seek to protect their investments by ensuring that the Company is governed primarily by independent outside directors;


            NOW THEREFORE, BE IT RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, the Company's shareholders hereby amend Article III of the Company's Bylaws to add the following
            Section 4, such amendment to become effective one year following approval by holders of a majority of the outstanding shares of stock present, in person or by proxy, at the shareholders meeting at which such resolution is proposed:

                                    Section 4. The board of directors of the corporation shall at no time contain more than one (1) inside director. For purposes of this Section 4, "inside director" means a director who is an officer or employee of the corporation, or who otherwise derives income from the corporation, either directly or indirectly, other than compensation for his/her services as a director. Notwithstanding any other provision of these bylaws, this Section 4 may not be altered, amended or repealed, except by the holders of a majority of the outstanding shares of the Company's stock.

                              SUPPORTING STATEMENT


            While the Company's products are good and its operations efficient, the total return received by its shareholders over the last five years, measured by increased share price plus dividends, has averaged barely 25% of the total return on the Standard & Poors 500 stock index. We believe the root of the problem is a lack of focus on shareholder value by the Company's directors, a majority of whom are officers of the Company or otherwise derive substantial income from the Company. These directors have personal financial interests which are not shared by the Company's stockholders generally.


            It is widely recognized that independent outside directors, who receive no compensation from a corporation other than for their service as directors, are far better than inside directors at protecting the corporation's interest. Such directors have no personal or professional ties to the Company that may cloud their judgment or prevent them from acting in the stockholders' best interests.


            At the 1998 annual stockholders meeting, the Board promised to appoint two new independent directors before July 1998. That promise was not kept. To ensure that the Company's stockholders are protected against the self-interested decision making of inside directors, we request your support for the above resolution, which amends the Company's bylaws to prohibit more than one inside director from serving on the board at a time. This proposal will ensure that the Company is always governed by a majority of directors whose decisionmaking is unfettered by personal concerns.




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
                      INDEPENDENT DIRECTOR BY-LAW PROPOSAL

            The Lens Group proposes, for the reasons stated below, the adoption by the stockholders of the Company of the following preambles and resolution:

          WHEREAS, many of the directors of Juno are officers of the Company or receive income from the Company other than for their service as directors;

            WHEREAS, the Company's stockholders believe that the lack of independent directors has resulted, and will continue to result, in corporate decision-making that is not in the best interests of the Company's stockholders; and

            WHEREAS, the Company's stockholders seek to protect their investments by ensuring that the Company is governed primarily by independent outside directors;

            NOW THEREFORE, BE IT RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, the Company's stockholders hereby amend
Article III of the Company's by-laws to add the following Section 4, such amendment to become effective one year following approval by holders of a majority of the outstanding shares of stock present, in person or by proxy, at the stockholders meeting at which such resolution is proposed:

            Section 4. The board of directors of the corporation shall at no time contain more than one (1) inside director. For purposes of this
            Section 4, "inside director" means a director who is an officer or employee of the Corporation, or who otherwise derives income from the Corporation, either directly or indirectly, other than compensation for his/her services as a director. Notwithstanding any other provision of these bylaws, this Section 4 may not be altered, amended or repealed, except by the holders of a majority of the outstanding shares of the Company's stock.




NYFS04...:\31\58531\0006\2590\SCH1219V.49L

Reasons for and Effect of Independent Director By-Law Proposal
--------------------------------------------------------------

            While the Lens Group believes that the Company's products are good and its operations efficient, the total annualized return received by its stockholders for the five-year period from February 15, 1994 through February 15, 1999, measured by increased share price plus unreinvested dividends, was approximately 3.1% while, during the same period, the annualized return of the Standard & Poor's 500 stock index (including unreinvested dividends) was approximately 23.7%. We believe the root of the problem is a lack of focus on stockholder value by the Company's directors, a majority of whom are officers of the Company or otherwise derive substantial income from the Company.

            We believe that independent outside directors, who receive no compensation from a corporation other than for their service as directors, are better able to promote stockholder value, because they do not have personal or professional ties to the Company that may cloud their judgment or prevent them from acting in the stockholders' best interests.

            At the 1998 Annual Meeting, the Company's Chairman of the Board and Chief Executive Officer stated that the Board would appoint new independent directors by the end of June, 1998. That promise was not kept. To ensure that the Company's stockholders receive independent, objective, and vigilant oversight of management by the Board, we request your support for the above resolution, which amends the Company's by-laws to prohibit more than one inside director from serving on the Board at any given time. This amendment would become effective and binding upon the Company one year following approval by stockholders.



[THE "LENS GROUP" CONSISTS OF LENS INVESTMENT MANAGEMENT, LLC, RAM TRUST SERVICES, INC., ROBERT B. HOLMES, JOHN B. GOODRICH, NEIL MINNOW AND ROBERT A. G. MONKS. THE LENS GROUP OWNS, IN THE AGGREGATE, NEARLY 7 PERCENT OF JUNO'S COMMON STOCK (BASED UPON 18,595,327 SHARES OF JUNO COMMON STOCK OUTSTANDING, AS REPORTED IN JUNO'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED NOVEMBER 30,
1998). THE LENS GROUP IS NOT SEEKING ANY VOTES AT THIS TIME. HOWEVER, THE LENS GROUP WILL SEND SHAREHOLDERS A FINAL PROXY STATEMENT, INCLUDING A PROXY CARD, AT THE EARLIEST PRACTICABLE DATE.]


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